                                                                      NEWS RELEASE

For Immediate Release:

PARKERVISION REPORTS FIRST QUARTER 2013 RESULTS

Management to Host Conference Call and Webcast Today at 4:30 PM

JACKSONVILLE, Fla., May 9, 2013  – ParkerVision, Inc. (Nasdaq: PRKR), a developer and marketer of semiconductor technology solutions for wireless applications, today announced results for the three months ended March 31, 2013.

First Quarter 2013 Business Highlights and Recent Developments

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Awarded four new U.S. and five new foreign patents in the first quarter of 2013.  As of March 31, 2013, the Company held 220 total U.S. and foreign patents and had approximately 50 additional patent applications pending.

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Continued working in close collaboration with the Company’s baseband partner under the terms of the new development agreement. The companies are currently working on the integration of a RF chipset solution into phone boards for an Asia-based mobile handset OEM.

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On February 20, 2013, the United States District Court for the Middle District of Florida issued its Markman order, or claim construction ruling, in ParkerVision’s patent infringement litigation against Qualcomm. In this ruling, the court adopted more than 90% of ParkerVision’s proposed definitions for disputed terms and adopted none of Qualcomm’s proposed definitions.

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All of Qualcomm’s counterclaims of patent unenforceability due to alleged inequitable conduct were dismissed by the court in a January 22, 2013 ruling, or dropped by Qualcomm in its amended response and counterclaim filed on April  11, 2013.

Jeffrey Parker, Chairman and Chief Executive Officer, commented, “In the first few months of 2013, we continued to advance our chip development program and are currently working closely with our baseband partner to showcase a complete RF and baseband chipset solution that meets the requirements of our mutual OEM customer.  In addition, we are continuing to explore potential business opportunities for our growing innovations and related patent portfolio.

“We also continued to make significant progress in our patent infringement litigation against Qualcomm.  Our team of litigators and experts have reviewed and assessed all of the prior art claims put forth by Qualcomm in support of their invalidity arguments. We remain confident that none of the prior art cited by Qualcomm contemplates our invention and look forward to proving this in court,” said Mr. Parker.

First Quarter 2013 Financial Results

•	Net loss for the first quarter of 2013 was $6.5 million, or $0.08 per common share, as compared to a net loss of $4.1 million, or $0.06 per common share for first quarter of 2012.

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Cash used in the first quarter of 2013 was approximately $5 million as compared to $3.4 million during the first quarter of 2012.   Cash use in the first quarter of 2013 included $4.8 million for operations and $0.2 million invested in patents and other long-lived assets.

•	The Company received $14.3 million in net proceeds from the March 2013 sale of 4.7 million shares of common stock at $3.25 per share in an underwritten offering.

•	Cash and available for sale securities as of March 31, 2013 totaled $17.8 million.

The increase in net loss for the three months ended March 31, 2013, when compared to the same period in 2012, was primarily the result of a $0.9 million increase in legal fees, primarily related to litigation, and a $1.4 million increase in non-cash share-based compensation expense.

Conference Call

The Company will host a conference call and webcast on Thursday, May 9, 2013 at 4:30 p.m. Eastern to review its first quarter 2013 financial results. The conference call will be accessible by telephone at 1-877-561-2750, at least five minutes before the scheduled start time.  International callers should dial 763-416-8565. The conference call may also be accessed by means of a live webcast on our website at http://ir.parkervision.com/events.cfm. The conference call will also be archived and available for replay on our website at www.parkervision.com for a period of 90 days.

About ParkerVision

ParkerVision, Inc. designs, develops and markets its proprietary RF technologies which enable advanced wireless communications for current and next generation mobile communications networks. Its solutions for wireless transfer of radio frequency (RF) waveforms enable significant advancements in wireless products, addressing the needs of the cellular industry for efficient use of power, reduced cost and size, greater design simplicity and enhanced performance in mobile handsets as the industry migrates to next generation networks. ParkerVision is headquartered in Jacksonville, Florida.  For more information please visit www.parkervision.com.  (PRKR-I)

Safe Harbor Statement

This press release contains forward-looking information.  Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made.  Such statements are subject to certain risks and uncertainties which are disclosed in the Company’s SEC reports, including the Form 10K for the year ended December 31, 2012 and the Form 10Q for the quarter ended March 31, 2013. These risks and uncertainties could cause actual results to differ materially from those currently anticipated or projected.

(TABLES FOLLOW)

ParkerVision, Inc.

Summary of Results of Operations (unaudited)

	Three Months Ended
(in thousands, except per share amounts)	March 31,
	2013	2012
Service revenue	$-	$-
Cost of sales	-	-
Gross margin	-	-

Research and development expenses	2,365	2,039
Marketing and selling expenses	397	395
General and administrative expenses	3,712	1,641
Total operating expenses	6,474	4,075

Interest and other income and interest expense	12	7

Net loss	$(6,462)	$(4,068)

Basic and diluted net loss per common share	$(0.08)	$(0.06)

Weighted average shares outstanding	83,347	67,607

Balance Sheet Highlights

Balance Sheet Highlights (in thousands)
	March 31,	December 31,
	(unaudited)	2012
Cash and available for sale securities	$17,835	$8,340
Prepaid and other current assets	1,207	977
Property and equipment, net	380	404
Intangible assets, net	8,885	8,978
Other assets	21	21
Total assets	28,328	18,720

Current liabilities	1,954	2,142
Long term liabilities	37	58
Shareholders’ equity	26,337	16,520
Total liabilities and shareholders’ equity	$28,328	$18,720

Contact:
Cindy Poehlman		Ron Stabiner
Chief Financial Officer	or	Vice President
ParkerVision, Inc.		The Wall Street Group, Inc.
904-732-6100,		212-888-4848,

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